

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

RECEIVED
2006 JUL -5 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4668

The Securities and Exchange Commission
Filing Desk
Division of Corporate Finance
450 Fifth Street, NW
Washington DC
20549
USA





06014865

29 June 2006

SUPPL

Dear Sir or Madam

City Research Associates Limited
MRM Distributions Limited
Public Attitude Surveys Holdings Limited
Strategic Marketing Consultancy Limited

Please find enclosed for your records various documents recently filed with the UK Registrar of Companies in respect of the above named companies, all belonging to the Taylor Nelson Sofres plc Group of Companies.

Should you require anything further please do not hesitate to contact me on 44 20 8 967 2230.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Enclosures:

dlw 7/5

X:\Users\CompanySecretarial 060101\Team Information\Tom's Info\Correspondence\L0019.doc

coform

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 02451602

Company Name in full City Research Associates Limited

	Day	Month	Year
Date of termination of appointment	2 2	0 7	2 0 0 3

as director [ ] as secretary [✔]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: ______ * Honours etc: ______

Please insert details as previously notified to Companies House.

Forename(s): Robert Douglas

Surname: Mclaurin

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28/JUNE/06

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Taylor Nelson Sofres plc,
Westgate, London, W5 1UA
Tel 020 8 967 2230
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



coform RECEIVED

2006 JUL -5 P 2:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 02451602

Company Name in full City Research Associates Limited

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	22	07	2003
† Date of Birth	23	08	1959

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Ian John

Surname: Portal

Previous forename(s): Previous surname(s):

Usual residential address: 8 Shakespeare Road

Post town: Harpenden Postcode: AL5 5ND

County / Region: Hertfordshire Country:

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 28 June 06

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 28 June '06

(**a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Taylor Nelson Sofres plc.
Westgate, London, W5 1UA
Tel 020 8 967 2230
DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**





Companies House
— for the record —

The Company Secretary
CITY RESEARCH ASSOCIATES LIMITED
C/O Taylor Nelson Sofres Plc
Tns House Westgate
London
W5 1UA

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 2451602/03/10
Date 19th May 2006

2006 Annual Return for Company Number 2451602

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **13th May 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **31st May 2006 the return date**
- Reaches Companies House by **28th June 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.



P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call 0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

— *for the record* —

Company Name

CITY RESEARCH ASSOCIATES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2451602

Information extracted from Companies House records on **13th May 2006**

Section 1: Company details

Ref: 2451602/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held C/O Taylor Nelson Sofres Plc Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Tns House Westgate London W5 1UA**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code / Description** **7413** — **Market research, opinion polling** **7499** — **Non-trading company**	**SIC CODE / Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Robert Douglas MCLAURIN **Address** 17 Clifton Road London N22 7XN	Name IAN JOHN PORTAL ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 SHAKESPEARE ROAD HARPENDEN HERTFORDSHIRE UK Postcode AL5 5ND Date of change __ / __ / ____ Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22 / 07 / 2003
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ________________
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _
	Date of birth 26/06/1944	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality ________
	Occupation Market Research	Occupation ________
		Date of change _ _ / _ _ / _ _ _ _
		Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** CITY RESEARCH GROUP LTD	Name __________	
Address 4-5 Bonhill Street London EC2A 4BX	Address __________ __________ __________ UK Postcode ____ ___	**Shares transferred by** **CITY RESEARCH GROUP LTD**

Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	100	____	____	____	____	__/__/____
		____	____	____	____	__/__/____

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			
Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _			

page and sign the declaration below.

Companies House

— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 28/06/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/5/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Taylor Nelson Sofres plc

Telephone number *inc code*: __ __ __ __ __ __ __ __ __ __ __ __ __

Address: Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode W5 1UA

The Company Secretary
STRATEGIC MARKETING CONSULTANCY
LIMITED
Tns House
West Gate
London
W5 1UA

38008-01888


Companies House
for the record

Our Ref 2439225/03/10
Date 18th May 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 2439225

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **13th May 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2006 the return date**
- Reaches Companies House by **27th June 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading.**

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.



AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- ☐ Change or correct the registered office address of the company;
- ☐ Notify or change the address where the company's register of members is kept (if applicable);
- ☐ Notify or change the address where the company's register of debenture holders is kept;
- ☐ Change or add to the pre-printed list of principal business activities;
- ☐ Change or correct any pre-printed information about the company's existing directors and secretaries;
- ☐ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- ☐ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- ☐ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- ☐ The appointment of any new company officers. You must use form 288a;
- ☐ The allotment of new shares. You must use form 88(2);
- ☐ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- ☐ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	**LONDON**	**EDINBURGH**
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

— for the record —

Company Name

STRATEGIC MARKETING CONSULTANCY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2439225

Information extracted from Companies House records on

13th May 2006

Section 1: Company details

Ref: 2439225/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **12TH Floor Wembley Point** **1 Harrow Road** **Wembley** **Middlesex HA9 6DE**	Address TNS House Westgate London UK Postcode W5 1UA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**4-5 Bonhill Street** **London** **EC2A 4BX**	Address TNS House Westgate London UK Postcode W5 1UA
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7414** **Business & management consultancy** **7499** **Non-trading company**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ian John PORTAL ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen Michael FACTOR** **Address** **7B Connaught House** **Clifton Gardens** **London** **W9 1AL** **Date of birth** 31/05/1958 **Nationality** **British** **Occupation** **Director**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____________________ Occupation ____________________ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Stephen Michael FACTOR ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Nigel Anthony Garth SPACKMAN** **Address** **17 Lyndale Avenue** **London** **NW2 2QB** **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Researcher	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Paul Simon Kent WRIGHT** **Address** **Lees Rigg** **Green North Road Jordan** **Beaconsfield** **Buckinghamshire** **HP9 2SX** **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share __________
	Nominal value of each share £1.00	Nominal value of each share __________
	Number of shares issued 100	Number of shares issued __________
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares __________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued __________
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued __________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** CITY RESEARCH GROUP LTD	Name ____________	
Address 4-5 Bonhill Street London EC2A 4BX	Address ____________ ____________ ____________ UK Postcode	**Shares transferred by** CITY RESEARCH GROUP LTD
Shares held *Class* / *Number* Ordinary / 100	**Shares held** *Class* / *Number* ____ / ____ ____ / ____	*Class* / *Number* / *Date of transfer* ____ / ____ / __/__/____ ____ / ____ / __/__/____

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature  (Director / Secretary)

Date 26/06/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/5/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
Taylor Nelson Sofres plc

Telephone number *inc code*

Address
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA


Companies House
for the record

The Company Secretary
PUBLIC ATTITUDE SURVEYS HOLDINGS
LIMITED
Tns House
West Gate
London
W5 1UA

38009-00377

Our Ref 3062384/03/10
Date 18th May 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 3062384

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **13th May 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2006 the return date**
- Reaches Companies House by **27th June 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.


AWARDED FOR EXCELLENCE


A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

— for the record —

Company Name

PUBLIC ATTITUDE SURVEYS HOLDINGS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3062384

Information extracted from Companies House records on

13th May 2006

Section 1: Company details

Ref: 3062384/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Ibg Ltd Wembley Point 1 Harrow Road Wembley Middlesex HA9 6DE**	Address TNS HOUSE Westgate London UK Postcode W5 1UA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7413 — Market research, opinion polling** **7415 — Holding companies incl head offices**	**SIC CODE — Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ian John PORTAL ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Stephen Michael FACTOR ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ____________
	Nominal value of each share £1.00	Nominal value of each share ____________
	Number of shares issued 318,324	Number of shares issued ____________
	Aggregate Nominal Value of issued shares £318,324.00	Aggregate Nominal Value of issued shares ____________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 318,324	Total number of shares issued ____________
	Total Nominal value of shares issued £318,324.00	Total Nominal value of shares issued ____________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INFRATEST BURKE GROUP	Name ____________________	
Address Wembley Point 1 Harrow Rd Wembley Middx HA9 6DE	Address ____________________ ____________________ ____________________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** INFRATEST BURKE GROUP

Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	318324	________	____	____	____	_ _/_ _/_ _ _ _
		________	____	____	____	_ _/_ _/_ _ _ _

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 26/06/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/5/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Taylor Nelson Sofres plc

Telephone number *inc code*

Address: Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1NA

1 9 MAY 2006


Companies House
for the record

The Company Secretary
MRM DISTRIBUTIONS LIMITED
Tns House
West Gate
London
W5 1UA

38008-01604

Our Ref 2182246/03/10
Date 18th May 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 2182246

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **13th May 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2006 the return date**
- Reaches Companies House by **27th June 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.



AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call 0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

— for the record —

Company Name

MRM DISTRIBUTIONS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2182246
Information extracted from Companies House records on
13th May 2006

Section 1: Company details

Ref: 2182246/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code — Description** **7440 — Advertising** **9999 — Dormant company**	**SIC CODE — Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David PARRY** **Address** **42 Kerr Place** **Old Brewery Close** **Aylesbury** **HP21 7BB** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ______
	Address **Lees Rigg** **Green North Road Jordan** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___
	Date of birth **02/12/1957**	Date of birth __ / __ / ____
	Nationality **British**	Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** **Solicitor**	Occupation ______
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 240,000	Number of shares issued
	Aggregate Nominal Value of issued shares £240,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 240,000	Total number of shares issued
	Total Nominal value of shares issued £240,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **TAYLOR NELSON SOFRES PLC**	Name ______	
Address **Westgate** **London** **W5 1UA**	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held	**Shares held**	

Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	**240000**					/ /
						/ /

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			
Name ____ Address ____ ____ ____ UK Postcode			

Companies House
— for the record —

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 26/06/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/5/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Taylor Nelson Sofres plc

Telephone number *inc code*:

Address: Westgate
London

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA